UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         Dec 31, 2026
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03605	                                  August 31, 2025

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2. State Identification Number: IL

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Institutional Funds
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4. Address of principal executive office (number,street,city,state,zip code):

50 South LaSalle, Chicago, IL 60603

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INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Trustees of Northern Institutional Funds

We have examined management of Northern Institutional Funds' assertion, included in the accompanying Management's Assertion Regarding Northern Institutional Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Northern Institutional Funds (collectively, the "Company"), comprised of the funds listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of August 31, 2025. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects.
An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2025 (the examination date we selected without prior notice to management), and with respect to agreement of security purchases and sales, for the period from May 31, 2025 (the date of our last examination)through August 31, 2025:

1.	Confirmation of all securities held by institutions in book entry form on behalf of Northern Trust by the Federal Reserve Bank of Kansas City and The Depository Trust Company.

2.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

3.	Reconciliation of all such securities to the books and records of the
Company and Northern Trust.

4.	Confirmation of 35 out of 40 repurchase agreements with brokers/banks and agreement of underlying collateral with Northern Trust records. For confirmations not received, agreed to the cash records provided by Northern Trust.

5.	Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by Northern Trust.



Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that each of the Northern Institutional Funds (listed in the attached Appendix A) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2025, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Institutional Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

January 26, 2026



Appendix A:

Northern Institutional Funds:

Liquid Assets Portfolio
Treasury Portfolio
Treasury Instruments Portfolio
U.S. Government Portfolio
U.S. Government Select Portfolio



Management's Assertion Regarding Northern Institutional Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of Northern Institutional Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2025, and from May 31, 2025 (the date of your last examination) through August 31, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2025, with respect to securities reflected in the investment accounts of the Company.

Northern Institutional Funds

By:
/s/ Kevin O'Rourke
Kevin O'Rourke
President, Northern Institutional Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Institutional Funds


January 26, 2026



Appendix A:

Northern Institutional Funds:

Liquid Assets Portfolio
Treasury Portfolio
U.S. Government Portfolio
U.S. Government Select Portfolio
Treasury Instruments Portfolio